SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1.             English translation of a letter dated April 22, 2021 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, April 22, 2021

Comisión Nacional de Valores

Dear Sirs,

RE: Ordinary and Extraordinary General Shareholders’ Meeting of Telecom Argentina summoned for April 28, 2021 (the “Shareholders´ Meeting”).

Notice of the exercise of cumulative vote.

I am writing to you as Attorney-in-fact of TELECOM ARGENTINA S.A. (“Telecom Argentina” or the “Company”) to inform you that today, the National Social Security Administration, FGS-ANSES (“Administración Nacional de la Seguridad Social”), in its capacity as shareholder of Telecom Argentina, notified the Company of its decision to exercise cumulative voting rights with regards to items 10° and 11° of the Shareholders’ Meeting’s Agenda (“10°) Elect regular Directors.”) (“11°) Elect alternate Directors.”).

Sincerely,

Telecom Argentina S.A.

/s/Andrea V. Cerdán
Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	April 23, 2021	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations